November 16, 2017

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549-4631

Re:                             Letter dated November 6, 2017

Primoris Services Corporation

Form 10-K for the fiscal year ended December 31, 2016

Filed February 28, 2017

Form 10-Q for the period ended June 30, 2017

Filed August 8, 2017

Response dated September 21, 2017

Response dated October 26, 2017

File No. 1-34145

Dear Ms. Rocha:

This letter responds to your letter to Primoris Services Corporation (“we”, “us”, or the “Company”), dated November 6, 2017. For your convenience, your comments are shown below in italics, followed by our response to each comment. Our responses correspond to the numbers placed adjacent to the comments in your letter.

Capitalized terms not otherwise defined in this document have the same meanings as given to them in our filings.

Form 10-K for the Year Ended December 31, 2016

Note 16 —Planned Divestiture of Texas Heavy Civil Business Unit, page F-30

1.              We note your response to comment 3 of our letter dated October 13, 2017. As you note in your response the potential divestiture triggered a review of other intangible assets and equipment during the third quarter of 2016. Given the negative gross profit generated by this business unit in 2015 and 2016 based on your disclosures on page 47, please provide us with a more detailed summary of the impairment analysis you performed pursuant to ASC 360-10-35-17 related to your equipment which addresses the following:

•                  Please address how you determined the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group, including what consideration you gave to the potential sale as well as other significant assumptions made in your analysis;

•                  Please tell us the amount by which the undiscounted cash flows exceeded the carrying amount; and

•                  You indicate that you actively participate in construction equipment auctions and review equipment fair values in the secondary market. Please tell us how your consideration of this secondary market impacted your impairment analyses.

Management’s Response

The Company has a large fleet of construction equipment managed by an experienced equipment department that routinely buys and sells equipment through various avenues, such as dealers, auctions, and third parties. Using available auction-market information, the equipment department has provided a market value analysis of equipment each time that the Company has acquired a business. The equipment department redeploys construction equipment among the Company’s business units, and the Company regularly sells construction equipment not needed for current operations into the secondary market. In each of the past five years, the Company has recorded a gain on the sale of equipment. Using the ASC Topic 820 definition of “fair value”, the Company believes that the continuous reviews made by the equipment department of the construction equipment allowed the Company to determine that the fair value of the property, plant and equipment at the time of the proposed divestiture was equal to, or greater than, the net book value of the assets.

ASC 360-10-35-17 requires that an impairment shall be recognized only to the extent that the carrying amount of a long-lived asset exceeds its fair value. Since the Company believed that the property, plant and equipment assets were stated at, or less than, fair value, no impairment of the assets would be permitted by ASC 360-10-35-17. As such, the Company did not believe that calculation of an undiscounted cash flow was needed since the result of such a test would not have any impact on the conclusion that the assets were stated at, or less than, fair value and not impaired.

To complete its response, the Company also notes the following two items:

a.              The conclusion concerning impairment of the only other long-term asset, intangible assets, was included in the response letter dated October 26, 2017.

b.              The Company’s assessment of fair value was confirmed by the two offers that were received during the sales process. Both offers included amounts for property, plant and equipment equal to the net book value of the assets.

2.              We note in your response to comment 3 in your letter dated September 21, 2017 you received two serious indications of interest for the purchase of this Texas Heavy Civil business, which you determined were only for the net book value of the assets being sold. Please help us better understand how these offers compared to your net carrying value of the assets associated with this business unit.

Management’s Response

As stated in the Company’s Form 10-K for the year ended December 31, 2016, the net carrying value of the Texas Heavy Civil business assets as of December 31, 2016 was approximately $86.6 million. During the first quarter of 2017, the Company received two serious indications of interest for the purchase of this business. In evaluating these offers, the Company and its financial advisor determined that the offers were at net book value for all of the tangible assets. The purchasers’ did not value the costs and estimated earnings in excess of billings (“CIE”) and the reserve for estimated losses on uncompleted contracts.

The Company and the two interested parties agreed that the value of the CIE and the reserve for estimated losses were heavily dependent on future events; that is, the negotiation of claims with TxDOT and the performance of the work needed to complete the three open projects. After initial discussions with the Company’s financial advisor, it was apparent that both interested parties expected that the Company would continue to bear most of the risk of the results of the future negotiations and of the future work performance as these compared to the Company’s estimates at

December 31, 2016. While there was a difference in the two potential offers as to the specifics of the risk assumed by the Company, both offers required an ongoing involvement with the Belton projects for the next three to four years. This involvement would require the Company to absorb possible future losses while providing a limitation on recovery from the future settlement of claims.

In summary, the two indications of interest were not willing to assign a definitive value to the net of the CIE and reserve values at the time of closing a transaction. The Company viewed this as an insurmountable issue and chose to continue to operate the business unit.

3.              We note your response to comment 4 of our letter dated October 13, 2017. In considering the goodwill impairment indicators provided in ASC 350-20-35-3 related to the Texas Heavy Civil business unit, you considered both the Heavy Civil and Industrial and Maintenance business units. Pursuant to ASC 350-20-35-33 through 37, please tell us how you determined that the Heavy Civil and Maintenance business units should be combined into one reporting unit. Please provide us with your aggregation analysis pursuant to ASC 350-20-35-35.

Management’s Response

The Company acquired the JCG Heavy Civil Division and the JCG Infrastructure and Maintenance (“I&M”) Division business units as part of the James Construction Group, LLC acquisition in 2009. The two business units remained part of the East operating segment when the Company completed a re-segmentation of its business at the end of the second quarter of 2014, and are now part of the Civil operating segment as a result of the re-segmentation completed in the first quarter of 2017. The two business units have always been operated together and aggregated for segment reporting due to their similar economic characteristics.

ASC 350-20-35-35 states that two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics as outlined in ASC 280-10-50-11. These characteristics are as follows:

a)             Similar economic characteristics

The Heavy Civil and I&M business units specialize in heavy earthwork and site development projects, including earthmoving, construction of highways and bridges, as well as industrial and environmental construction. The projects for both business units use similar equipment such as motor graders, excavators, dozers, and similar methodologies from a project management and construction technique perspective.

b)             The nature of products and services

Both business units specialize in highway and bridge construction, airport runway and taxiway construction, demolition, heavy earthwork, soil stabilization, mass excavation, and drainage projects.

c)              The nature of the production processes

Both business units use similar methodologies to manage and execute a project. The planning and operational execution are similar for both business units.

d)             The type or class of customer for their products and services

Both business units provide construction and earthwork services to civil public agencies and to private industrial companies. The primary distinction between the customers is that the Heavy Civil business unit’s primary customers are public agencies that require bid-work, whereas the I&M business unit sells work both through the bid process and through customer referrals and relationships.

e)              The methods used to distribute their products or provide their services

Both business units have similar methods of rendering construction services. They use similar equipment, similar construction techniques, similar estimating and risk management processes and similar management processes to execute construction projects. Construction management and construction labor can be interchangeable between the two business units.

f)                If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Both business units are subject to similar laws and regulations for the construction of large earthmoving, highway, and other civil projects. Permits, right of way authorization, and other local, state, and federal regulations may be required for projects for either business unit.

Based on the analysis, the Company has aggregated the business units into a single reporting unit in accordance with ASC 350-20-35-35.

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General

The Company acknowledges that:

1.                                      The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2.                                      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have responded to the questions and issues that you addressed in your letter. Please contact me at (214) 740-5602 if you have any further questions or comments.

Very truly yours,

/s/ Peter J. Moerbeek
Peter J. Moerbeek
Executive Vice President,
Chief Financial Officer and Director